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PORTAL RESOURCES LTD.
Suite 750, 625 Howe Street
Vancouver, BC    V6C 2T6
Phone: (604) 629-1929   Fax: (604) 629-1930

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting (the "Meeting") of the shareholders of Portal Resources Ltd. (the "Company") will be held at Suite 750, 625 Howe Street, Vancouver, British Columbia, on December 1st, 2005 at 1.30 p.m. (PST) for the following purposes:

1.

To receive the audited annual financial statements of the Company for its fiscal year ended June 30, 2005

2.

To determine the number of directors at five;

3.

To elect as directors for the ensuing year:

Bruce Winfield
Gary Nordin
David Hottman
Mark Brown
Frank Wheatley

4.

To appoint DeVisser Grey, Chartered Accountants, as the Company’s auditor for the ensuing fiscal year;

5.

To authorize the directors to fix the remuneration to be paid to the auditor;

6.

To consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving an amendment to the Company’s stock option plan;

7.

To consider and, if thought advisable, to pass, with or without amendment, a resolution of the disinterested shareholders, authorizing the directors to grant stock options to insiders being, in aggregate, up to a number that represents 15% of the current number of issued shares of the Company; and

8.

To transact further or such other business as may properly come before the Meeting and any adjournment thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Only holders of common shares of record at the close of business on October 11, 2005 will be entitled to receive notice of and vote at the Meeting.  If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 11th day of October, 2005.

BY ORDER OF THE BOARD

“Bruce Winfield”

Bruce Winfield, President